UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): ☒Form 10-K   ☐Form 20-F   ☐Form 11-K   ☐Form 10-Q   ☐Form 10-D   ☐Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

BTHC XV, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

c/o Underground Grand Canyon
Linyi City, Yishui County, Shandong Province
Address of Principal Executive Office (Street and Number)

China  276400
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant was unable to timely file its Annual Report on Form 10-K, for the fiscal year ended December 31, 2010, due to an unanticipated delay in connection with its preparation, review and filing.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zhang Shanjiu +86 539-2553919
(Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s).
Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BTHC XV, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2011	By:	/s/ Zhang Shanjiu
Zhang Shanjiu Chairman, President and Chief Executive Officer

Attachment to Form 12b-25
by BTHC XV, Inc.

The Registrant completed a share exchange transaction with the former shareholders of Long Fortune Valley Tourism International Limited (“Long Fortune”) on October 18, 2010, as a result of which Long Fortune became a wholly-owned subsidiary of the Registrant.  The share exchange transaction was accounted for as a reverse acquisition in which Long Fortune was the accounting acquirer of the Registrant and, consequently, Long Fortune’s financial results are reported in the Registrant’s filings with the Securities and Exchange Commission.

The Registrant expects its Statement of Operations to be filed with its Annual Report on Form 10-K for the year ended December 31, 2010 will reflect the following:

For the fiscal year ended December 31, 2010, the Registrant’s revenue decreased approximately $0.3 million, or approximately3.0%, from approximately $9.9 million for the fiscal year ended December 31, 2009 to approximately $9.6 million for the fiscal year ended December 31, 2010.  Net income decreased approximately $2.5 million, or approximately 38.5%, from approximately $6.5 million for the fiscal year ended December 31, 2009 to approximately $4.0 million for the fiscal year ended December 31, 2010.